UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of Sep 2025
Commission File Number: 001-42186

BLOOMZ INC.
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

PIPE Financing Addendum
Harrison Global Holdings Inc. (the Company ) announced that on September 15, 2025, it entered into a PIPE Financing Addendum with the investors under the previously executed Securities Purchase Agreement dated April 22, 2025. Pursuant to the Addendum, the investors have agreed to provide an additional investment of US$50,000,000, which will be applied to the purchase of 357,142,857 Class A Common Shares of the Company at a purchase price of US$0.14 per share.

This Report on Form 6-K contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those described.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Sep 22, 2025